UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Penn Treaty American Corporation

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

707874400

(CUSIP Number)

Jeffrey Magee
Chief Operating Officer

Broadbill Investment Partners, LLC

20 West 22nd Street, Suite 816

New York, NY 10010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON
Broadbill Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,621,439
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,621,439
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,621,439
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.0[1]
14	TYPE OF REPORTING PERSON PN

1 Based on 23,290,712 shares of common stock reported by Penn Treaty American Corporation (the “Issuer”) as outstanding as of March 28, 2008 in its annual report filed on Form 10-K for the period ended December 31, 2006. Such annual report was filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2008 and is the most recent periodic report filed by the Issuer setting forth the number of shares of common stock outstanding.

1	NAMES OF REPORTING PERSON
Broadbill Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 245,350
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 245,350
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 245,350
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.1[2]
14	TYPE OF REPORTING PERSON PN

2 Based on 23,290,712 shares of common stock reported by the Issuer as outstanding as of March 28, 2008 in its annual report filed on Form 10-K for the period ended December 31, 2006. Such annual report was filed with the SEC on April 2, 2008 and is the most recent periodic report filed by the Issuer setting forth the number of shares of common stock outstanding.

1	NAMES OF REPORTING PERSON
Broadbill Investment Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,866,789
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,866,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,866,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.0[3]
14	TYPE OF REPORTING PERSON IA; PN

3 Based on 23,290,712 shares of common stock reported by the Issuer as outstanding as of March 28, 2008 in its annual report filed on Form 10-K for the period ended December 31, 2006. Such annual report was filed with the SEC on April 2, 2008 and is the most recent periodic report filed by the Issuer setting forth the number of shares of common stock outstanding.

1	NAMES OF REPORTING PERSON
Broadbill Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[ ]
(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,866,789
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,866,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,866,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.0[4]
14	TYPE OF REPORTING PERSON HC; OO

4 Based on 23,290,712 shares of common stock reported by the Issuer as outstanding as of March 28, 2008 in its annual report filed on Form 10-K for the period ended December 31, 2006. Such annual report was filed with the SEC on April 2, 2008 and is the most recent periodic report filed by the Issuer setting forth the number of shares of common stock outstanding.

Explanatory Note

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend the following items on Amendment No. 3 to the Schedule 13D originally filed by Broadbill Partners, L.P. (“Broadbill LP”), Broadbill Partners II, L.P. (“Broadbill II LP”), Broadbill Investment Partners, LLC (“Broadbill Investment LLC”), and Broadbill Partners GP, LLC (“Broadbill Partners,” and collectively with Broadbill LP, Broadbill II LP and Broadbill Investment LLC, the “Reporting Persons”) on August 20, 2012 with respect to the common stock, par value $0.10 per share (the “Common Stock”) of Penn Treaty American Corporation (the “Issuer”), as amended on September 21, 2012 and March 20, 2013 (as amended, the “Schedule 13D”).

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock in the ordinary course of business for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s business prospects, other developments concerning the Issuer, general economic conditions and stock market conditions, and any other facts and circumstances which may become known to the Reporting Persons, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate.

Filing of Formal Comments of Broadbill LP on the Plan of Rehabilitation

On August 30, 2013, Broadbill LP submitted formal comments (the “Comments”) on the Plan of Rehabilitation (the “Plan”) filed by the Pennsylvania Insurance Commissioner (the “Commissioner”) and Rehabilitator for two of the Issuer’s subsidiaries, Penn Treaty Network American Insurance Company and American Network Insurance Company (together the “Companies”) on April 30, 2013. Broadbill LP had noted in the Comments that the Plan fails to address the Amended Order and Memorandum Opinion dated December 28, 2012 issued by the Commonwealth Court of Pennsylvania (the “Court”), which directs the Commissioner to include actuarially justified long-term-care rate increases in his rehabilitation plan for the Companies and notes that such a rate increase is “critical” to ensuring the Companies’ solvency. In the Comments Broadbill LP notes that without an appropriate and timely rate increase, any plan of rehabilitation for the Companies risks becoming a liquidation. Broadbill LP also notes that while the Plan does leave open the possibility of rate increases in the future, that option will be useful to the Companies only if promptly exercised. Therefore Broadbill LP urges the Court to require that the Commissioner’s Plan address a rate increase as soon as possible and requests that early dates be set to address the appropriate rate increases.

The description in this Statement of the Comments is qualified in its entirety by reference to the full text of the Comments, a copy which is filed herewith as Exhibit 4 and incorporated by reference in this Statement.

Except as described in the Schedule 13D filed by the Reporting Persons, the Reporting Persons do not as of the date of this Statement have any specific plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)

As of the date hereof, Broadbill LP beneficially owns 1,621,439 shares of Common Stock, representing approximately 7.0% of the Common Stock outstanding; Broadbill II LP beneficially owns 245,350 shares of Common Stock, representing approximately 1.1% of the Common Stock outstanding; and each of Broadbill Investment LLC and Broadbill Partners beneficially owns 1,866,789 shares of Common Stock, representing approximately 8.0% of the Common Stock outstanding.

All percentages of the Common Stock disclosed in the Statement is based on 23,290,712 shares of Common Stock reported by the Issuer as outstanding as of March 28, 2008 in its annual report filed on Form 10-K for the period ended December 31, 2006. Such annual report was filed with the SEC on April 2, 2008, and is the most recent periodic report filed by the Issuer setting forth the number of shares of Common Stock outstanding.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the Statement other than the securities actually owned by such person (if any).

(b)

Broadbill LP shares the power to vote or to direct the vote and the power to dispose or to direct the disposition of 1,621,439 shares of Common Stock with Broadbill Investment LLC and Broadbill Partners. Broadbill II LP shares the power to vote or to direct the vote and the power to dispose or to direct the disposition of 245,350 shares of Common Stock with Broadbill Investment LLC and Broadbill Partners.

(c)	The Reporting Persons have not engaged in any transactions with respect to the Issuer’s Common Stock in the past sixty days from the date of this Statement.

(d)

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the shares of Common Stock covered by this Statement.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The responses to Items 4 and 5 are incorporated herein by reference. Except as set forth in response to other Items of the Statement and the agreements incorporated herein by reference and set forth as exhibits hereto, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

	Exhibit 1	Joint Filing Agreement, dated as of August 20, 2012, among the Reporting Persons relating to the filing of a joint statement on Schedule 13D (1)

Exhibit 2	Application to Intervene in the Rehabilitation Proceedings of Penn Treaty Network American Insurance Company filed by Broadbill Partners, LP (1)

Exhibit 3

Joinder of Intervenor Broadbill Partners, LP in Intervenors Eugene J. Woznicki’s and Penn Treaty American Corporation’s Brief in Opposition to the Rehabilitator’s Post-Trial Motion (included as Exhibit B to Exhibit 2 above) (1)

Exhibit 4	Formal Comments of Broadbill Partners, LP to the Proposed Rehabilitation Plan of Penn Treaty Network American Insurance Company

(1)  Previously filed as an exhibit to the Schedule 13D filed by the Reporting Persons on August 20, 2012.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2013

BROADBILL PARTNERS, L.P.

	By:	Broadbill Partners GP, LLC, as General Partner

	By:	/s/ Jeffrey Magee
		Name:	Jeffrey Magee
		Title:	Chief Operating Officer

BROADBILL PARTNERS II, L.P.

	By:	Broadbill Partners GP, LLC, as General Partner

	By:	/s/ Jeffrey Magee
		Name:	Jeffrey Magee
		Title:	Chief Operating Officer

BROADBILL INVESTMENT PARTNERS, LLC

	By:	/s/ Jeffrey Magee
		Name:	Jeffrey Magee
		Title:	Chief Operating Officer

BROADBILL PARTNERS GP, LLC

	By:	/s/ Jeffrey Magee
		Name:	Jeffrey Magee
		Title:	Chief Operating Officer